FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2011

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No   ☒

Banco Santander, S.A.

September 30,
Item

1	Material Fact Announcement dated December 19, 2011

MATERIAL FACT ANNOUNCEMENT

Banco Santander informs that the Board of Directors has resolved today, in connection with the shareholder remuneration corresponding to the fiscal year 2011, to apply the Santander Dividendo Elección program (scrip dividend) on the dates when the final dividend is usually paid (April/May 2012).

To this effect, the Board of Directors has resolved to submit to the upcoming Ordinary General Shareholders’ Meeting, envisaged for March 30, 2012, a proposal for a free of charge capital increase for the amount required in order to apply the said program to the final remuneration corresponding to fiscal year 2011. The market value of the shares to be issued shall be such that the total shareholder remuneration for the said fiscal year amounts to 0.60 Euros per share (subject to roundings). Hence, with the prior approval of the mentioned Ordinary General Shareholders’ Meeting, in April/May 2012 shareholders may opt to receive their remuneration in cash or in shares, instead of necessarily receiving a cash final dividend.

As regards fiscal year 2011, Banco Santander has already paid:

•	a cash first interim dividend of 0.135234 Euros per share (August 2011); and

•	a 0.126 Euros remuneration per share, pursuant to the Santander Dividendo Elección program, equivalent to the second interim dividend (November 2011);

and has agreed to apply again such program Santander Dividendo Elección on the usual payment dates of:

•	the third interim dividend (January/February 2012), as announced on November 22; and

•	the final dividend (April/May 2012), to which this material fact announcement relates.

Boadilla del Monte (Madrid), 19 December, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: December 20, 2011	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President